Exhibit 4

Media Contacts:	Paul Capelli/Owen Davis
508-253-8530/8468

Investor Contacts:	Laurel Lefebvre/Chris Powers
508-253-4080/4632

Staples and Corporate Express Reach Agreement on Recommended All Cash
Offer of EUR 9.25 per Ordinary Share for Corporate Express

•                 The offer is unanimously recommended by the Supervisory Board and Executive Board of Corporate Express.

•                 The all cash offer of EUR 9.25 per ordinary share values Corporate Express at approximately EUR 3.1 billion.

•                 Corporate Express has terminated its merger agreement with Lyreco.

FRAMINGHAM, Mass., June 11, 2008 – Staples, Inc. (Nasdaq: SPLS) and its wholly owned subsidiary Staples Acquisition B.V. today announced that they have reached an agreement with Corporate Express N.V. under which Corporate Express unanimously recommends the all cash offer by Staples for Corporate Express (the “Offer”).  Staples’ Board of Directors and Corporate Express’ Supervisory Board and Executive Board have all unanimously approved the Offer.

Prior to the entering into this agreement, Staples Acquisition purchased Corporate Express ordinary shares (“Ordinary Shares”) in a transaction other than a regular on market transaction for a purchase price of EUR 9.25.  As a result of this purchase, upon settlement of the Offer, Staples Acquisition will be liable to pay for all Ordinary Shares that will be validly tendered under the Offer the amount of EUR 9.25 per Ordinary Share. The enterprise value of Corporate Express on the basis of this Offer is approximately EUR 3.1 billion.

“We have tremendous respect for Corporate Express, and we know they share our passion for outstanding customer service,” said Ron Sargent, Staples’ chairman and CEO.  “Bringing together these two great companies is a win for customers, employees and shareholders, and I look forward to working with Peter Ventress and his team.”

“Staples is a terrific company with a strong track record of consistent performance in our industry,” said Peter Ventress, Corporate Express’ CEO. “Ron Sargent and his team share our values and our firm desire to create value for all our stakeholders and in particular our customers and our employees. I look forward very much to working with Ron and his team over the years to come, and am sure that this new combination will bring numerous benefits to all our employees and customers.”

“We believe that this offer is a good one for our shareholders and we recommend it wholeheartedly. I look forward now to working in the coming period to ensure we continue delivering value for all our stakeholders,” Ventress added.

After settlement of the Offer, Peter Ventress will become President, Staples International, a new position that will oversee Staples’ business outside of the U.S. and Canada, and will report to Ron Sargent. He will play a key part in managing the integration of the two companies going forward.

Benefits to Corporate Express Stakeholders

The Offer presents a number of benefits to Corporate Express shareholders, as well as to its customers, employees, suppliers and other stakeholders:

•                  The Offer provides a significant premium to Corporate Express’ unaffected share price.

•                  Staples anticipates there will be attractive career opportunities for employees at the combined company.

•                  The combined company will better serve customers of both companies. Customers will benefit from expanded product and service offerings, improved distribution capabilities, shared best practices and an efficient cost structure.

Strategic Rationale for the Combination

The combination of Staples and Corporate Express is expected to create significant benefits for the combined company’s shareholders, customers, employees and other stakeholders, establishing a contract business for Staples in Europe and Canada, while fueling Staples’ North American Delivery business in the U.S., which is currently Staples’ fastest growing and most profitable business unit. The combination will also extend Staples’ geographic reach to Australia and New Zealand.

This acquisition establishes Staples as the world’s premier provider of office products to businesses of all sizes. The companies’ collective businesses, as of the end of each company’s 2007 fiscal year, had annual revenues of $27 billion with more than 94,000 associates serving customers in 28 countries.

Convertible Bonds, Preference Shares A and Senior Subordinated Notes 2014 and 2015

•                  The all cash offer for the two percent Subordinated Convertible Bonds due 2010 of EUR 1,332.15 per Bond remains unaltered.

•                  The all cash Offer for the Preference Shares A remains unaltered at EUR 3.15 per Preference Share A.

•                  The holders of approximately 98.67 percent of the aggregate principal amount of the outstanding 2014 Notes and approximately 99.33 percent of the aggregate principal amount of the outstanding 2015 Notes previously tendered their Notes to Staples Acquisition and have consented to the proposed amendments to the indentures governing the 2014 Notes and the 2015 Notes.

Corporate Governance

From the settlement date of the Offer, the Corporate Express Executive Board will consist of Peter Ventress and Floris Waller. At the first shareholders’ meeting after settlement, certain additional persons designated by Staples or Staples Acquisition will be nominated for appointment to the Executive Board and certain additional persons designated by Staples or Staples Acquisition will be nominated to the Supervisory Board.

Termination of Proposed Lyreco Merger

Corporate Express has terminated its merger agreement with Lyreco.

Offer Memorandum Conditions

The offer conditions set out in section 6.5 of the Offer Memorandum of May 19, 2008, as modified by the news release by Staples and Staples Acquisition on June 3, 2008, remain unchanged.

Stichting Preferente Aandelen Corporate Express has, subject to the Offer being declared unconditional (gestand wordt gedaan), for the benefit of Staples Acquisition irrevocably renounced its rights under the call option agreement with Corporate Express.

Expected Timing

As detailed in the Offer Memorandum, the acceptance period of the Offer ends on June 27, 2008 at 17.30 CET unless extended. Staples and Corporate Express expect settlement of the Offer to take place in July 2008.

Transaction in Ordinary Shares

Prior to entering into the agreement with Corporate Express, Staples Acquisition purchased 2,085,403 Ordinary Shares, representing 1.1 percent of Corporate Express’ outstanding ordinary share capital based on ordinary shares outstanding as of March 31, 2008, for a price of EUR 9.25 per Ordinary Share in a transaction other than a regular on market transaction. Therefore, in accordance with Article 19 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft), if the Offer is declared unconditional, Staples Acquisition will be required to pay (i) EUR 9.25 per Ordinary Share validly tendered into the Offer (or defectively tendered, provided such defect is waived by Staples Acquisition) and (ii) EUR 9.25 per ADS validly tendered into the Offer (or defectively tendered, provided such defect is waived by Staples Acquisition).

Irrevocable Undertakings by Members of the Executive Board and Supervisory Board

As of the date hereof, Peter Ventress holds 44,887 Ordinary Shares, Floris Waller holds 4,359 Ordinary Shares and Rob van der Bergh holds 2,081 Ordinary Shares.  These persons have irrevocably undertaken to tender their Ordinary Shares under the same terms and conditions of the Offer, as described in the Offer Memorandum. As of the date hereof, no shares in Corporate Express are held by any of the other members of the Supervisory Board.

Following the additional Ordinary Share purchases and the entering into of the irrevocable undertakings by members of the Executive Board and Supervisory Board, the total number of Ordinary Shares currently owned by Staples Acquisition is 24,541,668 representing 13.4 percent of Corporate Express’ outstanding ordinary share capital based on ordinary shares outstanding as of March 31, 2008, and the number of Ordinary Shares currently subject to irrevocable undertakings is 42,701,904 representing 23.3 percent of Corporate Express’ outstanding ordinary share capital based on ordinary shares outstanding as of March 31, 2008.

Financing of the Offer

Staples confirms that the funds available under the credit agreement described in section 6.4 of the Offer Memorandum, together with Staples’ cash reserves and the funds available under its existing revolving credit facility, remain sufficient to finance the acquisition of Corporate Express.

About Staples

Staples invented the office superstore concept in 1986 and today is the world’s largest office products company.  With 76,000 talented associates, the company is committed to making it easy to buy a wide range of office products, including supplies, technology, furniture, and business services.  With 2007 sales of USD 19.4 billion, Staples serves consumers and businesses ranging from home-based businesses to Fortune 500 companies in 22 countries throughout North and South America, Europe and Asia.  Headquartered outside of Boston, Staples operates more than 2,000 office superstores and also serves its customers through mail order catalog, e-commerce and contract businesses.  More information is available at www.staples.com.

About Corporate Express

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries. In 2007 the Company generated sales of € 5.6 billion.

This is a public announcement pursuant to the provisions of sections 4, paragraph 3 and 13, paragraph 1 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).  Staples Acquisition expressly reserves any and all rights it has in respect of the Offer, as described in the Offer Memorandum, including the right to invoke or waive any of the conditions to the Offer set out in section 6.5 thereof.  This announcement shall not constitute a public offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale in securities.  Except as expressly stated in this press release and the press release of June 3, 2008, the Offer is made through and is subject to the terms and conditions as set out in the Offer Memorandum.  Other than the information contained in the Offer Memorandum Staples Acquisition did not disclose to the shareholders selling their Corporate Express shares any material information regarding the Offer which would be relevant for security holders when considering to tender their securities in the Offer.  Not for release, publication or distribution, in whole or in part, in or into Canada or Japan.

Certain information contained in this news release may constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to the statements as to Staples’ intentions with respect to the Offer to acquire Corporate Express.  Actual future events may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including but not limited to the fact that the Offer made by Staples or any other acquisition of Corporate Express will be consummated and those other factors discussed or referenced in our most recent annual report on Form 10-K filed with the SEC, under the heading “Risk Factors” and elsewhere, and any subsequent periodic reports filed by us with the SEC.  In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.